FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

ANNUAL REPORT

of

EXPORT DEVELOPMENT CANADA

(An agent of Her Majesty in right of Canada)

(Name of Registrant)

Date of end of last fiscal year: December 31, 2020

SECURITIES REGISTERED*

(As of close of the fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission:

PETER MILBOURN

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

PAUL E. DENARO	SUSAN LOVE
Milbank LLP	Vice President and Treasurer
55 Hudson Yards	Export Development Canada
New York, NY 10001	150 Slater Street
Ottawa, Ontario, Canada K1A 1K3

* The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)

Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Information concerning internal funded debt of Export Development Canada (“EDC”) is included on pages 2-3 of Exhibit 99.1 hereto under the caption “Funding and Cash Management Activities” and on pages 157-160 of Exhibit 99.3 hereto under the caption “Notes to the Consolidated Financial Statements” in Notes 12 (Debt Instruments), 13 (Derivative Instruments) and 14 (Debt Instrument Maturities). Information concerning internal funded debt of Canada is included on pages 21-23 of Exhibit 99.D to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2020 (file no. 033-05368) (filed on March 15, 2021) under the caption “Unmatured Market Debt”, and on page 362 of Exhibit 99.C-5 to Amendment No. 2 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2020 (file no. 033-05368) (filed on April 26, 2021) under the caption “Composition of Market Debt”.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Information concerning external funded debt of EDC is included on pages 2-3 of Exhibit 99.1 hereto under the caption “Funding and Cash Management Activities” and on pages 157-160 of Exhibit 99.3 hereto under the caption “Notes to the Consolidated Financial Statements” in Notes 12 (Debt Instruments), 13 (Derivative Instruments) and 14 (Debt Instrument Maturities). Information concerning external funded debt of Canada is included on pages 21-23 of Exhibit 99.D to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2020 (file no. 033-05368) (filed on March 15, 2021) under the caption “Unmatured Market Debt”, and on page 362 of Exhibit 99.C-5 to Amendment No. 2 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2020 (file no. 033-05368) (filed on April 26, 2021) under the caption “Composition of Market Debt”.

3.

A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Information concerning funded debt of EDC is included on pages 2-3 of Exhibit 99.1 hereto under the caption “Funding and Cash Management Activities” and on pages 157-160 of Exhibit 99.3 hereto under the caption “Notes to the Consolidated Financial Statements” in Notes 12 (Debt Instruments), 13 (Derivative Instruments) and 14 (Debt Instrument Maturities). Information concerning funded debt of Canada is included on pages 32-45 of Exhibit 99.D to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2020 (file no. 033-05368) (filed on March 15, 2021) under the caption “Tables and Supplementary Information”, and on page 364 of Exhibit 99.C-5 to Amendment No. 2 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2020 (file no. 033-05368) (filed on April 26, 2021) under the caption “Maturity Date Cycles and Benchmark Bond Target Range Sizes”.

4. (a)	As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

As at December 31, 2020, no such amount was held by the registrant.

(2)	Total estimated amount held by nationals of the registrant; this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Information concerning internal floating indebtedness of EDC is included on pages 2-3 of Exhibit 99.1 hereto under the caption “Funding and Cash Management Activities” and on pages 157-160 of Exhibit 99.3 hereto under the caption “Notes to the Consolidated Financial Statements” in Notes 12 (Debt Instruments), 13 (Derivative Instruments) and 14 (Debt Instrument Maturities). Information concerning internal floating indebtedness of Canada is included on pages 21-23 of Exhibit 99.D to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2020 (file no. 033-05368) (filed on March 15, 2021) under the caption “Unmatured Market Debt”, and on page 362 of Exhibit 99.C-5 to Amendment No. 2 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2020 (file no. 033-05368) (filed on April 26, 2021) under the caption “Composition of Market Debt”.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Information concerning external floating indebtedness of EDC is included on pages 2-3 of Exhibit 99.1 hereto under the caption “Funding and Cash Management Activities” and on pages 157-160 of Exhibit 99.3 hereto under the caption “Notes to the Consolidated Financial Statements” in Notes 12 (Debt Instruments), 13 (Derivative Instruments) and 14 (Debt Instrument Maturities). Information concerning external floating indebtedness of Canada is included on pages 21-23 of Exhibit 99.D to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2020 (file no. 033-05368) (filed on March 15, 2021) under the caption “Unmatured Market Debt”, and on page 362 of Exhibit 99.C-5 to Amendment No. 2 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2020 (file no. 033-05368) (filed on April 26, 2021) under the caption “Composition of Market Debt”.

6.

Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures: there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 126-185 of Exhibit 99.3 hereto under the caption “Consolidated Financial Statements”.

7. (a)	If any foreign exchange control, not previously reported, has been established by the registrant, briefly describe the effect of any such action, not previously reported.

None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

8.

Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

See page 15 of Exhibit 99.D to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2020 (file no. 033-05368) (filed on March 15, 2021) under the caption “Foreign Exchange and International Reserves”.

9.

Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See pages 11-12 of Exhibit 99.D to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2020 (file no. 033-05368) (filed on March 15, 2021) under the caption “External Trade”.

10.

The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

See pages 13-14 of Exhibit 99.D to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2020 (file no. 033-05368) (filed on March 15, 2021) under the caption “Balance of Payments”.

Cautionary statement for purposes of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, EDC is hereby filing cautionary statements identifying important factors that could cause EDC’s actual results to differ materially from those projected in forward-looking statements of EDC made by or on behalf of EDC.

Public Official Documents

Exhibits 99.1, 99.3 and 99.4 are publications of EDC and are included herein on the authority of such publications as public official documents.

Forward-Looking Statements

Statements made in this annual report which describe EDC’s intentions, expectations, beliefs, or predictions may be forward-looking statements within the meaning of securities laws. EDC cautions that, by their nature, forward-looking statements involve risk and uncertainty and that EDC’s actual results could differ materially from those expressed or implied in such forward-looking statements.

Risk Factors

EDC’s forward-looking statements are based on a series of projections and estimates regarding the world-wide economy in general and on the Canadian economy in particular. EDC’s actual results will depend greatly on these actual economic conditions and on the growth of both domestic and export trade and demand for both domestic and export finance. EDC’s actual results will also depend on the performance of EDC’s loan portfolio, insurance claims experience, risk management activities and interest rates.

If actual economic conditions, growth of domestic or export trade, demand for domestic or export finance, performance of EDC’s loan portfolio, insurance claims experience, risk management activities or interest rates differ materially from EDC’s projections, EDC’s actual results could vary significantly from the performance projected in EDC’s forward-looking statements.

The COVID-19 outbreak is having a significant, adverse impact on the world economy and economic trade, and could cause EDC’s actual results to differ materially from those projected in EDC’s forward-looking statements. At this time, given the evolving nature of the scope and severity of the outbreak and its lasting social, political and economic effects, projections of the impact on Canada’s economy are subject to a degree of uncertainty. Despite a forecast of a strong rebound in economic growth in 2021 and 2022, a full economic recovery will still take time. As described in more detail in Canada’s Budget 2021 filed with the SEC, the Canadian Government has made major investments to help keep Canadians safe, healthy, and solvent through the turbulence of the COVID-19 pandemic. Specific actions taken by the Canadian Government have included: the procurement of medical and personal protective equipment and support for critical medical research and vaccine developments; investments in healthcare capacity; direct support to provinces and territories to battle the virus; and, direct income support to Canadians and business to respond to their urgent needs. The Canadian Government has announced the continuation of many of these support measures with the intention of tapering the support as vaccine roll-outs bring the pandemic under control. With Budget 2021, the Canadian Government’s plan is to do what is necessary to accelerate the recovery and prevent scarring, but also to set the stage for strong, sustained growth now and in the years ahead. After accounting for Canada’s Budget 2021 measures, the Canadian Government’s projected budget deficit is expected to increase substantially in 2020-21 but to then gradually decline to reach 1.1 per cent of GDP by 2025-26.

This Annual Report on Form 18-K comprises:

(a)	The cover page and pages numbered 2 to 6 consecutively.
(b)	The following exhibits:
99.1	Export Development Canada Supplemental Information.*
99.2	Consent of the Auditor General of Canada.
99.3	Export Development Canada’s 2020 Annual Report.*
99.4	Copy of the consolidated Export Development Act, effective as of March 25, 2020.
99.5	Auditor General Power of Attorney.

This annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

* * *

EDC’s principal executive offices are located at 150 Slater Street, Ottawa, Ontario, Canada K1A 1K3. EDC’s telephone number is (613) 598-2500. EDC’s website address is www.edc.ca. Information contained in EDC’s website is not part of this report.

* Unless otherwise indicated, all dollar amounts quoted herein and in the exhibits hereto are in Canadian dollars. On April 23, 2021 the noon buying rate payable in Canadian dollars (“CAD” or “$”), as reported by the Federal Reserve Bank of New York, was $1.00 = U.S. $0.8003 United States dollars (“USD” or “U.S. $”).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 30th day of April, 2021.

Export Development Canada

By:	/s/ Susan Love

Susan Love
Vice President and Treasurer

EXHIBIT INDEX

99.1	Export Development Canada Supplemental Information.
99.2	Consent of the Auditor General of Canada.
99.3	Export Development Canada’s 2020 Annual Report.
99.4	Copy of the consolidated Export Development Act, effective as of March 25, 2020.
99.5	Auditor General Power of Attorney.